FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2003

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Australia and New Zealand Banking Group Limited

A.B.N. 11 005 357 522

Group Treasury

Level 14, 530 Collins Street Melbourne   Vic   3000

14 February 2003

Redemption of US$258,750,000 Perpetual Capital Securities

issued by Australia and New Zealand Banking Group Limited (“ANZ”)

CUSIP No 052528403

We refer to the US$258,750,000 Perpetual Capital Securities issued by ANZ on 4 March 1993 under:

•                                         the Indenture dated 1 March 1993 granted by ANZ to the Bank of New York (as Trustee); and

•                                          the prospectus relating to the Capital Securities dated 25 February 1993.

ANZ will redeem the Capital Securities as set out below:

1.                                     the Redemption Date will be 4 March 2003;

2.                                     all of the outstanding Capital Securities shall be redeemed on the Redemption Date;

3.                                       the Redemption Price per Capital Security will be $25 plus accrued and unpaid interest to the Redemption Date calculated in accordance with the Indenture and the Prospectus;

4.                                       the place where each such Capital Security is to be surrendered for payment of the Redemption Price is THE BANK OF NEW YORK, 21W, 101 BARCLAY ST, NEW YORK NY 10286;

5.                                       the CUSIP number with respect to the Capital Securities is 052528403.

The Trustee and Paying Agent in relation to the Capital Securities is The Bank Of New York, 21W, 101 Barclay St, New York, NY 10286.

Please contact Mark Anwender at ANZ with any investor questions on 613 9273 2357.

Australia and New Zealand Banking Group Limited
ACN 005 357 522

Company Secretary’s Office	Telephone:	61-3 9273 6130
6/100 Queen Street, Melbourne 3000	Facsimile:	61-3 9273 6142

18 February, 2003

The Manager

Company Announcements Office

New York Stock Exchange

11 Wall Street

New York NY 10005

United States of America                                                                                                                                                                                                                                                                                                            Facsimile: (1-212) 656 5071

Australia and New Zealand Banking Group Limited

Payment of Principle and Interest on US$258.75m 9.125%

Capital Securities

Australia and New Zealand Banking Group Limited will make the following payments on the Redemption Date, March 4 2003, of its 9.125% Capital Securities: (i) interest payment totalling $4,197,500.  This payment equates to approximately $0.40555 (rounded to 5 decimal places) per $25.00 security; (ii) principle payment of $258,750,000.  This payment equates to $25.00 per security.

Yours sincerely,

Tim Paine

Company Secretary

Copy:	Marc Iyeki
	New York Stock Exchange	Facsimile: (1-212) 656 5071

Copy:	Rick Skinavin	Facsimile: (1-212) 656 5893
New York Stock Exchange

Copy:	Mark Anwender	Facsimile: (03) 9273 1687
Manager Strategic Funding ANZ

For Release: 19 February 2003

E*TRADE Australia and ANZ extend alliance

E*TRADE Australia (ASX Code: ETR) and ANZ (ASX Code: ANZ) today announced they would extend their alliance for another three years.

Terms of the Alliance are commercial-in-confidence, but there is no equity earn-in component that was the basis of the previous three-year agreement to 30 September 2002.

“We are pleased with the results of the first three years of the ANZ-E*TRADE relationship and look forward to the opportunities and efficiencies to be gained by both parties under our new three-year agreement,” said the CEO of E*TRADE Australia, Mr Michael Deleray.

“In the first three years of our alliance, ANZ delivered close to 40,000 of the 108,000 E*TRADE customer accounts and they continue as a primary source of new customers for E*TRADE.  The extension of our alliance allows both parties to continue working closely together to explore new opportunities that leverage ANZ’s banking expertise and E*TRADE’s excellence in automated securities trading and equity market solutions,” he said.

ANZ will continue to market E*TRADE directly to its online banking customers, staff, shareholders and all other account and card holders.

“As a key partner in ANZ’s wealth management strategy, E*TRADE Australia and ANZ will continue to work on initiatives to build upon the success of our first three years together,” said ANZ Managing Director, Wealth Management, Craig Coleman.

For further information, please contact:

Mr Michael Deleray	Mr Richard Burns	Rita Zonius
Group Chief Executive Officer	Head of Marketing	Media Relations Manager, ANZ
E*TRADE Australia	E*TRADE Australia	Tel: 03-9273 6190 or 0409-655 551
Ph: (02) 9253 5414	Ph: (02) 9253 5432	Email: zoniusr@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Company Secretary’s Office

Level 6, 100 Queen Street

Melbourne   Vic   3000

Phone 03 9273 6141

Fax 03 9273 6142

23 January 2003

The Manager

Company Announcements

Australian Stock Exchange

Level 10, 20 Bond Street

SYDNEY NSW 2000

Advice of Tentative Dividend Dates 2003 and AGM

Australia and New Zealand Banking Group Limited advises the following proposed dates.  These dates may be subject to change.

Interim Dividend

Announcement of Interim Results:	24 April 2003
Ex Date:	16 May 2003
Record Date:	22 May 2003
Payment Date:	1 July 2003

Final Dividend

Announcement of Annual Results:	24 October 2003
Ex Date:	06 November 2003
Record Date:	13 November 2003
Payment Date:	19 December 2003

The Annual General Meeting of the Company will be held on Friday, 19 December 2003.

Tim Paine

Company Secretary

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

AUSTRALIA AND NEW ZEALAND BANKING GROUP
LIMITED
NEW ZEALAND SHAREHOLDER MEETING
Wellington – 26 February 2003

CHAIRMAN’S SPEECH

Ladies and Gentlemen, good morning.

Let me say how pleased we are to be in New Zealand and holding our Shareholders meeting in Wellington today.  It is a pleasure visiting the Capital.

ANZ, through its predecessor, the Union Bank of Australia, was the first bank in New Zealand, opening in 1840.  Our first manager, John Smith rowed ashore with the bank safe from the ship “Glenbervie” to Petone, where he established our first branch.

Today ANZ is one of the major banks in NZ.  We are major providers of home mortgage finance with a 15% share of the market.  We hold approximately 14.5% of the total assets held by registered banks in New Zealand and are supported by a network of over 140 branches.  Our customers include some of the countries largest and most successful companies, 7,000 small to medium businesses as well as nearly one million individuals.

Both ANZ and its employees are working hard to make a difference in the New Zealand community.  Our people are involved in many local community programs.  For example, ANZ staff through membership of the ANZ Staff Foundation, contributed to 50 local community organisations last year.  The funds of the Foundation are from 850 ANZ staff members making weekly donations and ANZ matching them dollar for dollar.

The provision of volunteer leave for our people has seen ANZ staff volunteering in a number of ways.  Packing food parcels for the city mission, helping in animal shelters, cleaning beaches and waterways, running working bees for local hospices, to name a few.

The Bank is a major supporter of The Young Enterprise Scheme helping New Zealand school children develop financial and business skills.  We also contribute to the Intensive Care Appeal, and are continuing our work with asthma education in partnership with the Asthma and Respiratory Foundation.

In addition to meeting with our New Zealand based shareholders, we are taking the opportunity to review our operations here, meet with customers and staff, as well as have discussions with political and business leaders.

I would like to say how pleased we were to hear the announcement earlier this week, from the Government’s of New Zealand and Australia, that they expect to introduce legislation in May to help relieve the double taxation on dividends, in relation to

Australian and New Zealand companies that operate in both countries.  For ANZ, this will enable our New Zealand shareholders to gain some imputation credits with the dividends they receive.  However, I must caution that the proposed reforms, while very welcome, are only a partial solution.  As currently proposed, the reforms may result in only a partial reduction, in tax payable by New Zealand shareholders on dividends from ANZ.

We will review these changes once more detail becomes available and advise shareholders of the impact and our proposed approach as soon as practicable.

Double taxation has been an issue for many years, and it is pleasing to see progress being made.  We would encourage both governments to build on this progress, in the period ahead.

Today I will comment briefly on three themes:

•                       the corporate governance of the bank,

•                       financial performance, and

•                       the prospects for the Australian and New Zealand economies.

GOVERNANCE

The first theme I wish to discuss today is governance.

Around the world investor confidence has been shaken by the collapse of a number of high profile, formerly investment grade companies, and concerns about the integrity of some aspects of the financial market.

As a consequence of these events, there is a strong emphasis on increasing corporate governance and disclosure standards.  At a practical level corporate governance comes down to three key steps.

The first is that a Board is made up of ethical, competent and experienced directors.  The second is that a Board undertakes active monitoring of the company’s activities and, the third is that it ensures integrity prevails within the company.

To be effective there needs to be an environment which encourages well-informed, challenging and constructive discussion.  It means a commitment to transparent reporting, timely and accurate disclosures and management accountability.

We believe that being a leader in governance and transparency combined with delivering on our promises will give us a strong advantage particularly in times like these.

For some years now ANZ has been a leader in the level of transparency and disclosure to investors, not only in Australia and New Zealand, but also from a global standpoint.

For example:

•                       the reporting of our interim and annual results some three and a half weeks after balance date is particularly timely.

•                       2002 was the second year we have provided the profit and loss for each of our 17 specialist businesses.  For the first time, we also reported the profits of the banks internal treasury operation.  I am not aware of any other bank in the world doing this.

•                       We also regularly report on a range of non-financial, but none-the-less critical indicators of success.  For example, in this year’s annual report we show how our customers and staff rated their satisfaction with us in each of our major businesses.

While we have made good progress on governance, we know we have to continue to raise the bar.  So this year your Board reviewed all of our governance procedures.

Some of the key changes include:

•                       A new committee structure with four main Board committees

•                       the Audit Committee; the Risk Management Committee; the Nominations and Corporate Governance Committee; and the Compensation Committee.

Each of the four main committees is made up of independent directors and each has its own committee chairman.

We have introduced a new policy, covering ANZ’s relationship with its auditor.  The policy, limits and controls the provision of services by ANZ’s auditor by ensuring that engagements undertaken by the external auditor do not compromise its audit responsibilities.  ANZ’s Head of Internal Audit now reports directly to the Chairman of the Audit Committee.

These steps will help ensure governance at ANZ continues to be of the highest standard.

PERFORMANCE

The second theme I wish to discuss is “performance”.

There is no doubt 2002 was a strong year for ANZ.  The financial results are one measure of our progress.  We lifted after tax profit by 24% to a record $2.322 billion.

The result was impacted by three significant transactions:

•                       The sale of our investment management business, to the joint venture we formed with ING, realised $170 million after tax.

•                       The settlement of the long running dispute with the National Housing Bank of India, resulted in the recovery of $159 million after tax.

•                       And on the other side of the ledger, we took a special charge to strengthen our general provision for doubtful debts of $175 million after tax.

Excluding these significant items, profit after tax increased by 15.9% to $2.168 billion.  Our return on equity was 21.6%.

An important measure of productivity is the cost to income ratio.  Our cost to income ratio was 46%, ranking us in the top five of the 100 largest banks in the world in terms of this dimension of efficiency.

Any organisation that wants to be successful has to align the interests of staff with shareholders.  So, I am pleased to be able to report to you that more than 90% of our 22,000 employees own shares in ANZ.

The Bank’s good financial performance is a result of purposeful management actions over a number of years.  Let me mention some of the key initiatives from the last financial year.

•                       In May last year, we established a joint venture in funds management and life insurance with ING – formerly known as Armstrong Jones in New Zealand.  ING is one of the world’s largest investment, banking and insurance groups.  The joint venture fits with the Bank’s specialization strategy, and takes advantage of the respective strengths of ANZ and ING.  It improves our ability to serve customers in funds management and life insurance in Australia and New Zealand.

•                       We also strengthened our position in the Pacific, with the acquisition of the Bank of Hawaii’s Papua New Guinea, Vanuatu and Fijian operations.

Over the last five years our objective has remained the same.  We want to achieve stable, sustainable growth, by building growth businesses with real competitive advantage and by continually working at lowering risk across the bank.

John McFarlane and Greg Camm will elaborate in more detail on our Strategy for the Group, and our New Zealand business in their respective presentations shortly.

ECONOMIC PROSPECTS

The final theme I wish to touch on is the economic prospects for Australia and New Zealand.

The world economy has had to absorb a number of significant shocks during the past two years - the collapse of the ‘dot-com’ bubble, and a substantial decline in share market valuations more generally; the terrorist attacks of September 11 2001 and their aftermath; the loss of confidence in corporate governance practices, particularly in the United States; and now the growing risk of a military confrontation in the Middle East.

All of these have taken a severe toll of investor, business and household confidence.

Appropriately, economic policies around the world have sought to overcome these blows by imparting substantial stimulus.  However, such measures have only a limited impact in the face of the current uncertainty and nervousness, and even given ‘best-case’ outcomes in the Middle East, we are unlikely to see a return to strong global growth before 2004.

Australia’s economy has continued to withstand the succession of global shocks remarkably well.  However the country is experiencing one of its worst droughts in the past 100 years, and that is now having a noticeable impact on economic activity, particularly outside Australia’s major urban centres.

There are also signs that the strong housing cycle of the past two years is peaking.  This is likely to be offset to some extent by an upturn in business investment.  Overall, we expect growth in the Australian economy to slow from around 4% in 2002, to around 3% this year.

New Zealand’s economy has performed strongly over the past year, with growth through 2002 likely to have exceeded 4%.  Not only is this better than Australia, but New Zealand has also been able to sustain an unemployment rate of less than 6%, something Australia has not managed for more than 20 years.

As in Australia, a combination of generally good economic management, avoiding the ‘irrational exuberance’ experienced in some other stockmarkets, a strong housing sector and, until recently, an undervalued currency have helped New Zealand shrug off much of the global gloom.

This strong economic performance has both contributed to, and benefited from, a significant pick-up in immigration, which is a healthy development from both a social and an economic perspective.

We are also seeing an encouraging lift in business investment.  The sharp rise in the value of the New Zealand dollar over the past twelve months, not only against the US dollar but other currencies, including the Australian dollar, will inevitably have some dampening effect on New Zealand’s economy in 2003.  However we still expect growth to average around 3% in the year ahead.

While economic conditions in both Australia and New Zealand are expected to moderate this year, they are still likely to be stronger than many OECD peers, and this should create the environment for a continuation of good performance from ANZ.

I would like to close by touching on ANZ’s recent trading performance, and in particular, highlight some of the comments we made in a shareholder update provided to the market late last week.

In essence, ANZ confirmed a stable earnings outlook for the year in line with market consensus for growth of around 8%, notwithstanding a one-off charge in the credit card issuing business in the first half.

Trading improved in December and January following previously announced weaker performance in October and November.  ANZ will take a one-off $27 million charge after tax in its credit card issuing business, arising from the prior under-accrual of loyalty point liabilities, together with a non-recurring gain in Asia of $16million after tax.

Asset and liability growth has been strong across personal and corporate businesses.  Expenses were controlled, and credit quality continues to improve.  We expect specific provisions for 2003 to be below 2002.

While ANZ expects full-year 2003 bottom-line after tax profit growth of 8%, the cards issue is likely to mean the first half will be weaker than the second.

We were also pleased to announce last Friday, that we had settled an outstanding tax dispute with the Australian Taxation Office relating to equity product transactions.  The settlement involves payment of $262 million to the Australian Taxation Office, which will be met from ANZ’s existing tax provisions.  The settlement will not impact ANZ’s 2003 financial results.

In summary, we are operating in a tougher environment, but despite the problem in our credit card issuing business, recent overall momentum has been good, expenses are being managed well, international credit issues appear containable, and subject to any unforseen difficulties in the economies in which we operate, we are confident of another satisfactory performance in the period ahead.

I would now like to hand over to John McFarlane, ANZ’s CEO, who will provide a more detailed overview of the Group’s strategy.

I trust this mornings presentations have given you a better understanding of both the overall Group and ANZ New Zealand’s performance and plans for the future.

I would now like to open the floor for any questions or comments on any of the matters relating to our business, but before doing so, could I remind you that this is a shareholder meeting and it is not appropriate to raise individual customer issues.

For any of you that may have customer related queries, we will have ANZ staff available after the meeting to assist you.

Thank you

Corporate Affairs

Level 20, 100 Queen Street

Melbourne Vic 3000

Telephone 03 9273 6190

Facsimile 03 9273 4899

www.anz.com

For Release: 21 February 2003

ANZ settles tax dispute with Australian Taxation Office

ANZ today announced it had settled its outstanding tax dispute with the Australian Taxation Office (ATO) relating to equity product transactions during the period 1996-2002.

The settlement was reached on Friday evening and involves payment of A$262 million to the Australian Taxation Office which will be met from ANZ’s existing tax provisions.  The settlement will not impact ANZ’s 2003 financial results.

ANZ Chief Financial Officer, Mr Peter Marriott said: “Today’s settlement puts a long-running taxation issue behind us.  In view of the potential contingent liability this dispute represented, we are pleased to have settled the matter at an acceptable level and within our existing taxation provisions.

“This tax dispute was the most material remaining issue from the 1990s.  It related to former investment banking businesses we exited some time ago and ANZ no longer engages in these types of transactions.

“We had hoped to be in a position to announce the settlement in our market update announcement earlier today however the deed was only finalised after close of business today,” Mr Marriott said.

The dispute between ANZ and the ATO has been previously disclosed and related to the taxation treatment of securities lending, equity swaps and other similar kinds of transactions dating back to the mid-1990s.

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards	Stephen Higgins
Head of Group Media Relations	Senior Manager Investor Relations
Tel: 0409-655 550	Tel: 03-9273 4282 or 0417-379 170
Email: edwardp12@anz.com	Email: higgins@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Telephone 03 9273 6190
Facsimile 03 9273 4899
For Release: 21 February 2003	www.anz.com

ANZ confirms earnings outlook despite weakness in cards

ANZ today issued a shareholder update confirming a stable earnings outlook for the year in line with market consensus for growth of around 8%, notwithstanding a one-off charge in its credit card issuing business in the first half.  This announcement coincides with public shareholder meetings in Auckland today and Wellington next week.

ANZ confirmed trading improved in December and January following previously announced weaker performance in October and November.  ANZ will also take a one-off $27 million charge after tax in its credit card issuing business arising from the prior under-accrual of loyalty points liabilities together with a non-recurring gain in Asia of $16 million after tax.

Asset and liability growth has been strong across personal and corporate businesses.  Expenses were controlled, and despite recent speculation, credit quality continues to improve with ANZ expecting specific provisions for 2003 to be below 2002 and within Economic Loss Provisioning.

While ANZ expects full-year 2003 bottom-line after tax profit growth of 8% in line with market consensus, the cards issue is likely to mean the first half will be weaker than the second.

ANZ is also confident it will resolve satisfactorily its major outstanding tax dispute with the Australian Taxation Office relating to dividend product transactions.

ANZ Chief Executive Officer Mr John McFarlane said: “We are operating in a tougher environment and the current market consensus on our 2003 earnings growth is a realistic challenge.

“Despite the problem in our credit card issuing business, recent overall momentum has been good, expenses are being managed well, and international credit issues appear containable,” he said.

Business Segment Update

Consumer Finance.  Underlying business conditions for the Consumer Finance business remain solid, supported by strong asset growth in the December quarter reflecting a buoyant Christmas sales period.  Momentum in credit card merchant acquiring continues, with market share up to 24% of reported credit card transactions.

However, in a review of its credit card business following the Reserve Bank of Australia’s announced reforms, shortcomings have been identified in the methodology used to accrue loyalty points for some co-branded cards.  Since 1999, points for the Qantas ANZ Business One Card and bonus points for international expenditure on the Qantas ANZ Card have been under-accrued.  The associated one-off charge will reduce Consumer Finance’s after tax profit by a one-off charge of $27 million in the first half of 2003.  As a result, ANZ has made management changes in the cards issuing area and increased financial controls within the business.

Mortgages.  Mortgage outstandings were up 6.5% in the first four months.  While ANZ-distributed product has held up well, the majority of improvement came from third parties who accounted for more than a third of all new mortgages by value.  Third-party share of the overall market has been steadily increasing and ANZ’s third-party distribution model and product offering continues to gain a solid share of this growth.

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Personal Banking.  Deposit growth and mortgage sales have been solid.  This has been eroded to some extent by margin pressure, reduced fees on transaction accounts and increased costs associated with branch refurbishment.

ING Joint Venture.  The performance of the ING Australia Joint Venture has been flat compared to the second half of 2002.  In a difficult environment for the funds management industry, it was encouraging that ASSIRT reported ING Australia had the largest net inflows in the industry for the December quarter.

Global Institutional and Investment Bank.  Fee and loan volume growth have been relatively strong in Australia and New Zealand but Global Structured Finance has been subdued reflecting ANZ’s strategy to contain non-core international corporate lending.  Revenues from trading activities have been stable.

Corporate and Small-Medium Business.  Asset and deposit growth underpin a strong performance, with positive trends in domestic business investment.

New Zealand.  Performance has been relatively flat in New Zealand Dollar terms however ANZ has benefited from the appreciation of the New Zealand Dollar against the Australian Dollar.

Asset Finance.  Strong business conditions, good liability growth and a more focused business model have generated positive earnings performance.

Asia-Pacific.  Performance has been strong, enhanced by the one-off gain relating to PT Panin Bank.

Domestic consumer and corporate credit quality remain sound.  We continue to be cautious regarding parts of the offshore investment banking portfolio, including the US energy sector.  While there have been some developments, we do not believe these to be sufficient to affect our previously stated view of potential losses, and continue to believe these to be containable.  Accordingly, ANZ continues to expect specific provisions from its international investment banking businesses to have peaked and for specific provisions in 2003 to be lower than 2002.  In general, the overall quality of ANZ’s loan portfolio continues to improve and there is scope for the underlying Economic Loss Provision charge to modestly reduce as a percentage of net lending assets.

ANZ’s Adjusted Common Equity Ratio (ACE/RWA) is at the top end of its target capital adequacy range and, with asset growth and the possibility of a higher dividend payout ratio, is likely to remain around current levels in the near term.

ANZ will report its Interim Results for the six months ended 31 March 2003 on 24 April 2003.

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards	Philip Gentry
Head of Media Relations	Head of Investor Relations
Tel: 0409-655 550	Tel: 03-9273 4185 or 0411-125 474
Email: edwardp12@anz.com	Email: gentryp@anz.com

Stephen Higgins
Senior Manager Investor Relations
Tel: 03-9273 4282 or 0417-379170
Email: higgins@anz.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited
(Registrant)

By:	/s/ Garry White
Garry White
Assistant Company Secretary

Date 6 march 2003